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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                         Tel-Voice Communications, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87917Q101
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                  Kevin Pickard
                         28245 Avenue Crocker, Suite 220
                               Valencia, CA 91355
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2000
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


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CUSIP NO. 87917Q101

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Kevin Pickard
------------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See Instructions)
 2.   (a) _________________
      (b) _______X__________
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant
 5.  to Items 2(d) or 2(e) __________________

------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      USA
------------------------------------------------------------------------------
                               Sole Voting Power:
                     7.
                           466,000 shares of common stock.
     Number of
      Shares         ---------------------------------------------------------
                                   Shared Voting Power
   Beneficially      8.
     Owned by
                     ---------------------------------------------------------
       Each                   Sole Dispositive Power:
                     9.
    Reporting                 466,000 shares of common stock.
      Person
       With
                     ---------------------------------------------------------
                                   Shared Dispositive Power
                     10.
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      466,000 shares of common stock.
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11) 13.
      7.8% of common stock.
------------------------------------------------------------------------------
      Type of Reporting Person:
14.
      IN
------------------------------------------------------------------------------

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Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share, of Tel-Voice Communications, Inc., a Nevada corporation ("Company") with its principal office located at 8283 North Hayden Road, Suite 250, Scottsdale, AZ 85258.

Item 2.   Identity and Background

This statement is filed on behalf of an individual, Kevin Pickard, whose business address is 28245 Avenue Crocker, Suite 220, Valencia, CA 91355. Kevin Pickard is employed as a Certified Public Accountant by Pickard & Company, CPA's, P.C., a California professional corporation with offices located at 28245 Avenue Crocker, Suite 220, Valencia, CA 92355.

During the last five years, Kevin Pickard has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, Kevin Pickard has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Prior to holding any shares of Tel-Voice Communications, Inc., Kevin Pickard received 466,000 common shares Smartdotcom, Inc., a Nevada corporation, ("SDC") in May of 2000 in consideration for his services of a board member and Chief Financial Officer of SDC.

On June 30, 2000 Tel-Voice Communications, Inc. ("Tel-Voice") entered into a Stock Purchase Agreement and Plan of Reorganization with SDC whereby Tel-Voice acquired 100% of the issued and outstanding share of common stock of SDC (the "Merger"). Pursuant to the Merger, Kevin Pickard received 466,000 Tel-Voice shares in return for his SDC shares.

Item 4.   Purpose of Transaction

Kevin Pickard acquired his Tel-Voice shares as a result of the exchange of SDC. shares for Tel-Voice shares in the Merger, and Kevin Pickard is holding these Tel-Voice shares for investment purposes. Depending on future evaluations of the business prospects of Tel-Voice and other factors, including, but not limited to, general economic and business conditions, Kevin Pickard may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so. Kevin Pickard has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

         (a) Kevin Pickard beneficially owns 466,000 shares of Tel-Voice common stock. The 466,000 shares represent 7.8% of Tel-Voice's common stock based on 5,959,229 shares of common stock outstanding as of March 31, 2002, as reported in Tel-Voice's Form 10-QSB filed May 24, 2002 for the quarterly period ended March 31, 2002.

         (b)      (i)      Sole Power to Vote or Direct the Vote: 466,000 shares
                           of common stock.

                  (ii)     Shared Power to Vote or Direct the Vote: 0 shares

                  (iii)    Sole Power to Dispose or Direct the Disposition:
                           466,000 shares of common stock.

                  (iv) Shared Power to Dispose or Direct the Disposition: 0 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

From June 30, 2000 to February 29, 2002, Kevin Pickard served as Tel-Voice's Chief Financial Officer and served as a director of Tel-Voice.

Item 7.   Material to Be Filed as Exhibits


Exhibit 1 Incorporated by reference to Exhibit 2.1 of Tel-Voice Communications, Inc.'s Form 8-K (File No. 0-29743) filed with the Securities and Exchange Commission on July 12, 2000.


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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 29, 2002
-------------------------------------
Date


/s/ Kevin Pickard
-------------------------------------
Signature

Kevin Pickard
-------------------------------------
Name/Title